October 28, 2020

Via EDGAR Submission and Overnight Mail

John Hodgin, Petroleum Engineer

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comstock Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 2, 2020
File No. 1-03262

Ladies and Gentlemen:

The following are responses of Comstock Resources, Inc. (“Comstock” or the “Company”) to the Staff’s comment letter dated October 23, 2020 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 2, 2020.

Comment Responses

The bold, typeface, numbered paragraph and headings below were taken from the Comment Letter. Comstock’s responses to your comments follow in plain text.

Form 10-K for Fiscal Year Ended December 31, 2019

Business and Properties

Oil and Natural Gas Reserves, page 11

1.

Your response to prior comments 3 and 11 acknowledges that the disclosed proved developed non-producing reserves for certain shut-in wells at December 31, 2019 did not meet the definitions of economically producible, proved reserves or reserves according to Rule 4-10(a)(10), (a)(22) and (a)(26), respectively. The intent to develop these uneconomic quantities in and of itself does not justify recognition of reserves. Remove any quantities in filings made with the U.S. Securities and Exchange Commission that do not meet all of the requirements to be classified as reserves.

Response: The Company acknowledges that the disclosed proved developed non-producing reserves included certain shut-in wells at December 31, 2019 that did not meet the definition of economically producible, proved reserves. The Company proposes in future filings to exclude any reserve quantities related to wells that do not meet all of the requirements to be classified as proved reserves under the Commission’s rules.

U.S. Securities and Exchange Commission

October 28, 2020

Notes to Consolidated Financial Statements

Note 14 Oil and Gas Reserves Information (Unaudited), page F-36

2.

Your response to prior comment 12 indicates that will expand your disclosure in future filings to include an appropriate narrative explanation of significant changes related to each line item in the reconciliation other than production for each of the periods presented. Please confirm that your expanded disclosure relating to the changes from extensions and discoveries will additionally include the narrative explanation provided in your response to prior comment 13.

Response: The Company confirms that in future filings it will include a narrative explanation relating to the changes from extensions and discoveries, if significant, as provided in our response to prior comment 13.

Please direct any questions in connection with the responses set forth in this letter to Roland Burns at 972-668-8811 or email at rob@crkfrisco.com.

Sincerely,

/s/ ROLAND BURNS
Roland Burns
President and Chief Financial Officer

Cc:	Brian Claunch